NSAR ITEM 77C

Van Kampen American Capital Growth and Income Fund


(a)   A Special Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Growth and Income Fund (the "Fund") included:

      J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
      R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson, Phillip B. Rooney Fernando Sisto and Wayne W. Whalen

(c)   The following were voted on at the meeting:

      1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                 For   32,050,752                     Against   640,004

      4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP as Independent Public Accountants for its Current Fiscal Year.

                 For   32,511,517                     Against   291,591

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GROWTH AND INCOME FUND

        A Special Meeting of Shareholders of the Fund was held on May 28, 1997, where shareholders voted on a new investment advisory agreement, the election of Trustees and the ratification of Price Waterhouse LLP as independent public accountants. With regard to the approval of a new investment advisory agreement between Van Kampen American Capital Asset Management, Inc. and the Fund, 32,050,752 shares voted for the proposal, 640,004 voted against and 1,367,893 shares abstained. With regard to the election of J. Miles Branagan as elected trustee by the shareholders of the Fund, 33,294,369 shares voted in his favor and 764,280 shares withheld. With regard to the election of Richard
M. DeMartini as elected trustee by the shareholders of the Fund, 33,291,266 shares voted in his favor and 767,383 shares withheld. With regard to the election of Linda Hutton Heagy as elected trustee by the shareholders of the Fund, 33,287,273 shares voted in her favor and 771,376 shares withheld. With regard to the election of R. Craig Kennedy as elected trustee by the shareholders of the Fund, 33,301,802 shares voted in his favor and 756,847 shares withheld. With regard to the election of Jack E. Nelson as elected trustee by the shareholders of the Fund, 33,278,350 shares voted in his favor and 780,299 shares abstained. With regard to the election of Jerome L. Robinson as elected trustee by shareholders of the Fund, 33,270,032 shares voted in his favor and 788,617 shares withheld. With regard to the election of Phillip B. Rooney as elected trustee by the shareholders of the Fund, 33,278,427 shares voted in his favor and 780,222 shares withheld. With regard to the election of Fernando Sisto as elected trustee by shareholders of the Fund, 33,273,771 shares voted in his favor and 784,878 shares withheld. With regard to the election of Wayne W. Whalen as elected trustee by the shareholders of the Fund, 33,296,066 shares voted in his favor and 762,583 shares withheld. With regard to the ratification of Price Waterhouse LLP as independent public accountants for the Fund's current fiscal year, 32,511,517 shares voted for the proposal, 291,591 shares voted against and 1,255,541 shares abstained.